UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)


                              INFORMATION STATEMENT
                       PURSUANT TO RULES 13D-1(b) AND (c)
                             AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13D-2(b)
                                (AMENDMENT NO. )*



                                 GENELOGIC INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    368689105
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 368689105                    13G                     PAGE 2 OF 4 PAGES



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW YORK LIFE INSURANCE COMPANY
            13-5582869

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

NUMBER OF               5.    SOLE VOTING POWER                       676,767
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                         0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                  676,767
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                    0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                676,767

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                    5.1%

12.   TYPE OF REPORTING PERSON*

            IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT






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CUSIP NO. 368689105                      13G                   PAGE 3 OF 4 PAGES


Item 1(a)   Name of issuer:   GENELOGIC INC.
Item 1(b)   Address of issuer's principal executive offices:

                        10150 OLD COLUMBIA ROAD
                        COLUMBIA, MD 21046

Item 2(a)   Name of person filing:    NEW YORK LIFE INSURANCE COMPANY

Item 2(b)   Address of principal business office:

                        51 MADISON AVENUE, ROOM 206
                        NEW YORK, NY  10010

Item 2(c)   Citizenship:  NEW YORK

Item 2(d)   Title of class of securities:  COMMON STOCK

Item 2(e)   Cusip No.:  368689105

Item 3      Type of Person:  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
                             THE ACT

Item 4(a)   Amount beneficially owned:         676,767

Item 4(b)   Percent of class:                  5.1%

Item 4(c)   (i)   sole power to vote:        676,767
            (ii)  shared power to vote:           0
            (iii) sole power to dispose:     676,767
            (iv)  shared power to dispose:        0

Item 5      Ownership of 5 percent or less of a class:   NOT APPLICABLE

Item 6 Ownership of more than 5 percent on behalf of another person: NOT APPLICABLE

Item 7      Identification and classification of subsidiary:    NOT APPLICABLE

Item 8      Identification and classification of members  of  the  group:    NOT
            APPLICABLE

CUSIP NO. 368689105                    13G                     PAGE 4 OF 4 PAGES

Item 9      Notice of dissolution of the g NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 9, 1998                   NEW YORK LIFE INSURANCE COMPANY


                                          By       DOMINIQUE O. SEMON
                                             -----------------------------------
                                             Name:   Dominique O. Semon
                                             Title:  Director